SECU  ION

12061549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Gorchoff (312) 655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, Suite 300, Chicago, Illinois 60654
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy J. Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
VICTOR JOHN CHIGAS
Notary Public - State of Illinois
My Commission Expires May 11, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.

TABLE OF CONTENTS



Certified Public Accountants and Advisers

Chicago Office

225 West Illinois Street

Suite 300

Chicago, IL 60654

312-222-1400

fax: 312-222-1377

www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors:
Access Financial Group, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Access Financial Group, Inc., as of March 31, 2012, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

May 22, 2012

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 894,560
Receivable from broker-dealer	48,143
Management and administrative fees receivable	377,072
Securities owned, at fair value	479,250
Property and equipment, net of accumulated depreciation of $190,330	103,245
Commission and fee receivable	2,722
Other assets	99,756
Tax refund receivable	33,170
Total Assets	$ 2,037,918

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 195,852
Deferred income taxes	10,500
Total Liabilities	206,352
STOCKHOLDER'S EQUITY	
Stockholder's equity	1,831,566
Total Liabilities and Stockholder's Equity	$ 2,037,918

(See accompanying notes to financial statements)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2012

REVENUES	
Commissions and fees	$ 1,664,020
Management and administrative fees	2,047,047
Interest and dividends	32,960
Other income	17,942
Total Revenue	3,761,969
EXPENSES	
Commissions, clearing, and exchange fees	1,689,675
Compensation and related expenses	1,092,705
Communications and data processing	183,077
Occupancy	200,842
Other operating expenses	319,093
Total Expenses	3,485,392
INCOME BEFORE INCOME TAXES	276,577
PROVISION FOR INCOME TAXES	106,375
NET INCOME	$ 170,202

(See accompanying notes to financial statements)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2012

BALANCE - APRIL 1, 2011	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - MARCH 31, 2012	$ -

(See accompanying notes to financial statements)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE - APRIL 1, 2011	$ 1	$ 1,126,870	$ 528,065	$(8,154)	$ 1,646,782
Comprehensive income:					
Net income	-	-	170,202	-	170,202
Other comprehensive income:					
Unrealized gain on available for sale securities	-	-	-	14,582	14,582
Total comprehensive income	-	-	-	-	184,784
BALANCE - MARCH 31, 2012	$ 1	$ 1,126,870	$ 698,267	$ 6,428	$ 1,831,566

* Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding

(See accompanying notes to financial statements)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	170,202
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,349
Deferred income taxes		7,500
(Increase) decrease in operating assets:		
Receivable from broker-dealer		5,368
Management and administrative fees receivable	(	104,919)
Commission and fee receivable	(	2,388)
Tax refund receivable	(	33,170)
Other assets	(	40,081)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		38,005
Income tax payable	(	29,976)
Net Cash Provided by Operating Activities		35,890
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(	29,783)
Purchase of securities	(	42,839)
Net Cash Used by Investing Activities	(	72,622)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	36,732)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		931,292
CASH AND CASH EQUIVALENTS - END OF YEAR	$	894,560
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Income taxes paid	$	162,128

(See accompanying notes to financial statements)

Note 1 - Organization

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on April 1, 1994. The Company is a registered securities broker-dealer and registered investment advisor regulated by the the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Management and Administrative Fees Receivable

Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially at the beginning of each calendar quarter.

Property and Equipment

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the year ended March 31, 2012 was $1,166.

Note 2 - Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that, under accunting principles generally accepted in the United States of America, are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholder's equity.

Note 3 - Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 17,314
Computer equipment	187,314
Leasehold improvements	88,947
	293,575
Less: accumulated depreciation	(190,330)
	$ 103,245

Depreciation expense amounted to $25,349.

Note 4 - Fair Value of Financial Instruments

ASC 820 establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

Note 4 - Fair Value of Financial Instruments (continued)

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or eligibility. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the principal transactions measured at fair value on a recurring basis as of March 31, 2012.

	Level 1
Financial institution preferred equities	$ 479,250

Note 5 - Securities owned, at fair value

The Company classifies its marketable securities as "available for sale." They may be sold in response to changes in interest rates, liquidity needs, and for other purposes.

Cost and fair value of marketable equity securities at March 31, 2012 are as follows:

	Cost	Gross unrealized gains (losses)	Fair value
Financial institution preferred equities	$ 472,822	$ 6,428	$ 479,250

Note 6 - Employee Benefit Plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution, however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution was $26,350.

Note 7 - Commitments and Related Party Transactions

The Company leases office space under an operating lease agreement expiring on May 31, 2015. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows at March 31st:

2013	$141,123
2014	145,357
2015	149,718
2016	25,075
Total Future Minimum Rentals	$461,273

Rent expense for the year ended March 31, 2012 was $137,012, all of which was paid to the affiliated partnership.

Note 8 - Off-Balance Sheet Credit And Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company has a net capital of $1,164,206, which is $1,114,206 in excess of its required net capital of $50,000. The Company's net capital ratio was .18 to 1.

Note 10 - Income Taxes

The Company's total deferred tax assets and deferred tax liabilities at March 31, 2012 are as follows:

Note 10 - Income Taxes (continued)

Total deferred tax assets	$	-
Total deferred tax liability		(10,500)
Net deferred tax liability	$	(10,500)

The Company's provision for income taxes consists of the following:

Current income tax expense	$	98,875
Deferred tax expense		7,500
	$	106,375

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not all or a portion of the asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

Note 11 - Subsequent Events

The Company has evaluated subsequent events through May 22, 2012, the date which the financial statements were issued.

SUPPLEMENTARY INFORMATION

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2012

NET CAPITAL		
Total stockholder's equity	$	1,831,566
Deductions and/or charges		
Non-allowable assets:		
Cash		250
CRD cash account		3,220
Management and administrative fees receivable		377,072
Property and equipment, net		103,245
Commission and fee receivable		2,722
Other assets		99,756
Tax refund receivable		33,170
Total non-allowable assets		619,435
Net Capital Before Haircuts On Securities Positions		1,212,131
HAIRCUTS ON SECURITIES		
Trading and investment securities		47,925
Net Capital	$	1,164,206
AGGREGATE INDEBTEDNESS		
Total liabilities	$	206,352
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement	$	50,000
Excess net capital	$	1,114,206
Excess net capital at 1,000%		1,143,569
Ratio of aggregate indebtedness to net capital		18%

ACCESS FINANCIAL GROUP, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION
TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
AS OF MARCH 31, 2012

NET CAPITAL AS REPORTED IN COMPANY'S PART I (UNAUDITED) FOCUS REPORT	$ 1,171,706
Adjustment to provision for federal Income taxes	25,670
Adjustment to total nonallowable assets	(33,170)
NET CAPITAL PER AUDITED COMPUTATION	$ 1,164,206

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	$ 198,852
Adjustment to deferred taxes	7,500
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$ 206,352

SUPPLEMENTARY REPORTS

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Suite 300
Chicago, IL 60654
312-222-1400
fax: 312-222-1377
www.SSandG.com

Providing the services that bring solutions

INDEPENDENT AUDIOTRS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors:
Access Financial Group, Inc.

In planning and performing our audit of the financial statements of Access Financial Group, Inc. (the Company) as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

May 22, 2012

SS&G

www.SSandG.com

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Suite 300
Chicago, IL 60654
312-222-1400
fax: 312-222-1377
www.SSandG.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Access Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Access Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Access Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Access Financial Group, Inc.'s management is responsible for the Access Financial Group, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement record entry (disbursement made on November 1, 2011 in the amount of $4,367.00; comprised of an assessment of $4,367.00), noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The following adjustments were noted. A deduction adjustment in the amount of $379,727 representing revenues from the distribution of shares of a registered open and investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products. A deduction in the amount of $200,847 representing commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. A deduction in the amount of $1,449,016 representing other revenue not related either directly or indirectly to the securities business.The amounts were agreed to the supporting income statement workpaper that were agreed to the audited trial balance which supported the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (the income statement worksheet) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SS+G, Inc.

May 22, 2012

SS&G

www.SSandG.com

SIPC-7
(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046065 FINRA MAR
ACCESS FINANCIAL GROUP INC
118 N CLINTON ST STE 450
CHICAGO IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,367
   B. Less payment made with SIPC-6 filed (exclude interest) (1,907)
   11/01/2011
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 2,460
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,460
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,460
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Access Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 18 day of May, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April, 2011 and ending March, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 3,776,552

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 379,727

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. JPM Clearing — 200,847

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): ITS fees see letter 1,431,074
17,942 — 1,449,016

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 2,029,500

2d. SIPC Net Operating Revenues — $ 1,746,962

2e. General Assessment @ .0025 — $ 4,367
(to page 1 but not less than $150 minimum)